26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

December 18, 2020

CONFIDENTIAL

Ms. Katherine Bagley

Ms. Lilyanna Peyser

Office of Trade & Services

Division of Corporation Finance

Office of Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Kuke Music Holding Limited
Draft Registration Statement on Form F-1
Confidentially Submitted December 2, 2020
CIK No. 0001809158

Dear Ms. Bagley and Ms. Peyser:

On behalf of our client, Kuke Music Holding Limited (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting to the staff of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the staff’s letter dated December 11, 2020 on the Company’s draft registration statement on Form F-1 confidentially submitted on December 2, 2020 relating to a proposed initial public offering in the United States of American Depositary Shares, representing the Company’s ordinary shares (the “Draft Registration Statement”).  Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for review.  Simultaneously with the submission via EDGAR, the Company is delivering to the staff via hand delivery five courtesy copies of this letter and the Registration Statement, marked to show changes to the Draft Registration Statement, and two courtesy copies of the submitted exhibits.

PARTNERS:   Pierre-Luc Arsenault3 | Manas Chandrashekar6 | Lai Yi Chau | Justin M. Dolling6 | David Patrick Eich1,5,6 | Liu Gan2 | Karen K.Y. Ho | Damian C. Jacobs6 | Ka Man Lau | Guang Li3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan3 | Amy Y.M. Ngan9 | Nicholas A. Norris6 | Paul S. Quinn | Michael D. Rackham6 | Richard C.C. Sharpe | Jesse D. Sheley# | Arthur K.H. Tso | Li Chien Wong | David Yun6 | Jacqueline B.N. Zheng3,6

REGISTERED FOREIGN LAWYERS:   Michelle Cheh8 | Daniel Dusek3 | James A. Hill6 | David M. Irvine6 | Benjamin W. James4 | Cori A. Lable2 | Wei Yang Lim6 | Xiaoxi Lin3 | Yazhe Liu3 | Daniel A. Margulies6 | Mi Tang3 | Wenchen Tang3 | Liyong Xing3 | David Zhang3

ADMITTED IN:   1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Texas (U.S.A.); 5 State of Wisconsin (U.S.A.); 6 England and Wales; 7 Singapore; 8 Victoria (Australia); 9 New South Wales (Australia); # non-resident

Beijing   Boston   Chicago   Dallas   Houston   London   Los Angeles   Munich   New York   Palo Alto   Paris   San Francisco   Shanghai   Washington, D.C.

The staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

The Company is, concurrently with the Registration Statement, filing the Draft Registration Statement and all amendments thereto that were previously submitted for the non-public review of the Staff, and plans to file an amendment to the Registration Statement containing the estimated price range and offering size and launch the road show as soon as legally permissible on or around January 4, 2021, subject to market conditions, and to commence the roadshow for the proposed offering no earlier than 15 days after the date hereof. As such, the Company would greatly appreciate the Staff’s continuing assistance and support in meeting its timetable.

Amendment No. 3 to Draft Registration Statement on Form F-1, filed December 2, 2020

Prospectus Cover Page, page 1

1.                            In an appropriate place in your filing, please briefly describe the “certain conditions” to which Class B holders are subject to entitle them to ten votes per share. Make conforming changes to your “Voting Rights” disclosure on page 148 of your filing.

In response to the Staff’s comments, the Company has revised the disclosure on the cover page and page 143 of the Registration Statement.

2.                            We note your disclosure that you will be a “controlled company” upon completion of this offering, and your disclosure on page 55 that you “are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of [y]our board of directors must be independent directors or that [you] have to establish a nominating committee and a compensation committee composed entirely of independent directors.” In an appropriate place in your filing, please amend your disclosure to affirmatively state and describe all of the exemptions upon which you intend to rely as a controlled company.

In response to the Staff’s comments, the Company has revised the disclosure on pages 5, 6 and 54 of the Registration Statement.

Intellectual Property

License Agreements, page 116

3.                            To provide context for investors regarding the importance of the licensing agreements described in this section, please disclose the amount of revenue generated from each of these agreements and/or the percentage of your total revenue generated by each of these agreements for the periods presented.

In response to the Staff’s comments, the Company has revised the disclosure on page 118 of the Registration Statement.

4.                            As a related matter, we note your disclosure with respect to Naxos China’s agreements with Naxos International and Naxos America that “Naxos China shall pay the licensor a portion of its income derived from the exploitation of the content as royalties.” To provide context for investors regarding Naxos China’s obligations under these agreements, please disclose the royalties or a range of royalties (for example, a range expressed within ten percentage points or a statement that a percentage is in the low single digits, teens, etc.), as well as any minimum payments, that Naxos China is obligated to pay to the licensors under the agreements.

In response to the Staff’s comments, the Company has revised the disclosure on page 119 of the Registration Statement.

*         *         *

If you have any questions regarding the Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Steve Lin at steve.lin@kirkland.com, +8610 5737 9315 (work) or +86 186 1049 5593 (cell). Questions pertaining to accounting and auditing matters may be directed to the following partner at Ernst & Young.

Thank you for your time and attention.

Very truly yours,

/s/ David Zhang

David T. Zhang

Enclosures

c.c.            He Yu, Chairman of the Board and Chief Executive Officer

Tony Chan, Chief Financial Officer

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Amanda Mi Tang, Esq., Partner, Kirkland & Ellis International LLP

Samuel Wong, Partner, Ernst & Young

James Lin, Esq., Partner, Davis Polk & Wardwell LLP